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                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. __)


                     CENTRAL COAL & COKE CORPORATION
   -------------------------------------------------------------------
                            (Name of Issuer)


                              COMMON STOCK
   -------------------------------------------------------------------
                     (Title of Class of Securities)


                              153141 10 6
                             -------------
                             (CUSIP Number)


                       Phelps M. Wood, Box 660729,
                       ---------------------------
             Arcadia, California 91066-0729     (818) 446-6175
   -------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              Copy to:
                          David Lamb, Esq.
                  Milbank, Tweed, Hadley & McCloy LLP
                    601 S. Figueroa St., 30th Floor
                     Los Angeles, California 90017

                      Telephone:  (213) 892-4332

                              3/6/00
                        --------------------
      (Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule
13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.

Check the following box if a fee is being paid with the statement.

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                            SCHEDULE 13D

CUSIP NO.: 153141 10 6

(1)  NAME OF REPORTING PERSON:
     Phelps M. Wood
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)

     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:
     Not applicable as no purchase was made by the
     reporting person.
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)      X

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
     U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

           (7)  SOLE VOTING POWER:         101,179

           (8)  SHARED VOTING POWER:       4,892

           (9)  SOLE DISPOSITIVE POWER:    101,179

           (10) SHARED DISPOSITIVE POWER:  4,892

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     106,071 shares

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     41.5%
(14) TYPE OF REPORTING PERSON:IN

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Item 1.	Security and Issuer.

Common Stock of Central Coal & Coke Corporation
127 West 10th Street, Suite 666
Kansas City, Missouri 64105

Item 2.	Identity and Background.
(a) Phelps M. Wood
(b) P.O. Box 660729, Arcadia, CA 91006.
(c) President of Tektest, Inc., P.O. Box 660729, Arcadia, CA 91006
(d) None
(e) The reporting person is presently a party to an administrative proceeding before the Securities and Exchange Commission ("SEC") concerning violations of Sections 13 and 16 of the Securities Exchange Act of 1934 (the "Exchange Act"). A cease and desist order and an offer of settlement have been submitted for approval to the SEC. The order, if approved, would require the reporting person to refrain from violations of Sections 13(d) and 16(a) of the Exchange Act and the rules promulgated thereunder
(f) U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable as no purchase was made by the reporting person.

Item 4. Purpose of Transaction.

Not applicable as no purchase was made by the reporting person

Item 5.Interest in Securities of the Issuer.

(a) 106,071 shares of common stock of the corporation representing 29.8% of the common stock of the corporation.

(b)  Sole voting power:        101,179
     Shared voting power:      4,892
     Sole dispositive power:   101,179
     Shared dispositive Power: 4,892

(c) No purchase has been effected by the reporting person since the most recent filing on Schedule 13D. Pursuant to an Agreement of Settlement and Release, the issuer purchased 97,231 shares of the its common stock from certain plaintiffs for $33.50 per share on March 6, 2000.
     As a result of this purchase, as of March 7, 2000, the number of outstanding shares of the issuer decreased to 255,551 shares. Solely as a result of this change in the aggregate amount of shares outstanding, the aggregate percentage of shares of the issuer beneficially owned by the reporting person increased to 41.5%.

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(d)  No such person is known.

Item 6.	Contracts, Arrangements, Understandings or Relationships
           With Respect to Securities of the Issuer.

No contracts, arrangements, understandings or relationships with respect to the issuer exists.

Item 7.	Material to be Filed as Exhibits.

Not applicable as none exists.

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                        SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 10, 2000
----------------


                          By:Phelps M. Wood
                             --------------
                          Name:Phelps M. Wood